FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the investment Company Act of 1940

1. Name and Address of Reporting  Person
Pacific Western Mortgage Corp.,

300 Stewart Road,
(Street)

 Salt Spring Island, BC., Canada,  V8K 2C4
(City)            (State)           (Zip)


2. Date of Event Requiring Statement (Month/Day/Year)

05/21/97

3.  IRS or Social Security Number of Reporting Person  (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

CHANNEL i INC.
CHLI

(Last)       (First)  (Middle)

5.  Relationship of Reporting Person to Issuer
                                          (Check all applicable)

_____Director                 __x__ 10% Owner

_____Officer                   _____ Other
(give title below)            (specify below)


6.  If Amendment, Date of Original
(Month/Day/Year)

7.  Individual or Joint/Group Filling
                                         (Check applicable line)
___x_  Form  filed by One Reporting
              Person
_____   Form filed by More than One
               Reporting Person


*If Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Table 1 - Non-Derivative Securities Beneficially Owned

1. Title of  2. Amount of    3.  Ownership Form:    4. Nature of Indirect
  Security      Securities       Direct (D) or         Beneficial
  (Instr. 4)   Beneficially      Indirect ( iI)        Ownership
              Owned(Instr. 4)    Instr. 5)           (Instr. 5)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. ( Print or type Responses)

                               Page 1 of 2 Pages
                                   (cont'd.)

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FORM  3(continued)


Table II - Derivative Securities Beneficially Owned (eg., puts, calls, warrants, options, convertible securities)

1. Title of   2. Date Exercisable  3.Title and    4. Conversion or      5. Ownership Form   6. Nature of Indirect
   Derivative     and Expiration     Amount  of      Exercise Price of     of  Derivative      Beneficial Ownership
   Security            Date          Securities    Derivative  Security:    Security           (Instr.5)
Instr. 4)    (Month, Day, Year)   Underlying                            Direct (D) or
                                     Derivative                            Indirect (i)
                                                                            (Instr.5)


Date of Expiration

none

Ex'rcisable Date

Anytime

Title

Series B Voting Convertible Preferred Shares

Amt. or  Number of Shares

27,000,000

Common Shares

10:1

Direct

N/A

Explanation of Responses:

The Reporting Person does not have beneficial ownership of any of the securities but holds title only on behalf of numerous parties, all of whom are Non-U.S. citizens and residents and none of whom will individually hold 5% or more of the total votes in the Company. It is the Reporting Person's intention to transfer these securities to such parties within 45 days.

Series B Voting Convertible Preferred Shares are convertible at the option of the holder into Common Shares at a rate of 10 Common Shares for each Series B Voting Convertible Preferred Share.




 ** Signature of Reporting Person                                         Date

/S/ William Drebs
 ...............................
William Krebs,
Secretary on behalf of Pacific Western Mortgage Corp.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. _________________________________ May 26th, 1997. see 18 U.S.C. 1001
and 15 U.S.C. 78ff(a)




Note: File three (3) copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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